

Mail Stop 4628

December 23, 2016

Charles L. McLawhorn, III
Vice President, General Counsel & Secretary
Mid-Con Energy Partners, LP
2431 East 61st Street, Ste. 850
Tulsa, OK 74136

  Re: Mid-Con Energy Partners, LP
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Response dated December 19, 2016
    File No. 1-35374

Dear Mr. McLawhorn:

  We have reviewed your December 19, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2016 letter.

<u>Business, page 7</u>

<u>Estimated Proved Reserves, page 14</u>

1. We note your response to prior comment 4 indicating that all of the 483 gross wells referenced in your disclosure on page 17 are classified as shut-in. To the extent that future production from these wells is dependent upon future increases in commodity prices or future decreases in the related costs of production, subsequent to the date of your reserve estimate, please expand your disclosure to quantify the volumes involved and to discuss the range of economic factors that would correlate with a change in the producing status of these wells. Also tell us and expand your disclosure to discuss the number of gross wells and the related proved reserves for wells where the shut-in classification is due to operational factors, e.g. wells awaiting pipeline connections, wells

awaiting connection to production facilities, or similar reasons unrelated to the commodity price at the 2015 fiscal year-end and beyond.

Notes to Consolidated Financial Statements

Supplementary Information, page 84

Estimated Proved Oil and Natural Gas Reserves (Unaudited), page 85

2.   We note your response to prior comment 11 does not indicate whether natural gas liquids are extracted from your produced gas and sold separately or if your natural gas is sold without extracting natural gas liquids. If natural gas liquids are extracted from your produced gas and sold separately, tell us the net quantities of natural gas liquids that were produced during 2013, 2014 and 2015; and the net quantities of proved reserves associated with natural gas liquids at the end of each period.

As you may know, natural gas liquids (NGLs) are considered to be a separate product type, subject to disclosure pursuant to Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4. Unless you are able to show that your NGLs are not material, these should be reported separately in disclosures made pursuant to Items 1202(a)(2) and 1204 of Regulation S-K. FASB ASC paragraph 932-235-50-4(a) likewise requires separate disclosure of natural gas liquids reserves that are significant.

However, if natural gas liquids are not extracted and sold separately, please expand your disclosure to clarify this aspect of your operations also to indicate that NGLs are included as part of your natural gas production and proved reserves if true.

Closing Comments

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at 202-551-3699. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources